Exhibit 1

FORM 51-102F3

MATERIAL CHANGE REPORT

1.                                      Name and Address of Corporation

North American Palladium Ltd. (the “Company”)

2116-130 Adelaide St. W.

Toronto, Ontario M5H 3P5

2.                                      Date of Material Change

September 2, 2009

3.                                      News Release

A press release with respect to the material change referred to in this report was issued by the Company on September 2, 2009 through the facilities of Marketwire and filed on the System for Electronic Document Analysis and Retrieval (SEDAR).

4.                                      Summary of Material Change

The Company announced that it had elected to withdraw from its previously announced best efforts private placement of up to US$50 million aggregate principal amount of 7% secured convertible notes of the Company (the “Notes”), as the final terms proposed by the agents for the financing were not satisfactory.

5.                                      Full Description of Material Change

On September 2, 2009, the Company announced that it had elected to withdraw from its previously announced best efforts private placement of up to US$50 million aggregate principal amount of Notes (plus over-allotment option to place an additional US$15 million of Notes), as the final terms proposed by Casimir Capital L.P., the agents for the financing, were not satisfactory.

6.                                      Reliance on Subsection 7.1(2) of National Instrument 51-102

Not applicable.

7.                                      Omitted Information

Not applicable.

8.                                      Executive Officer

The following senior officer of the Company is knowledgeable about the material change:

Trent Mell

Vice President, General Counsel and Corporate Secretary

(416) 360-7971 x 225

9.                                      Date of Report

September 14, 2009